Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIOS

Our earnings are inadequate to cover combined fixed charges and preference dividends. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated.

	Year Ended December 31,					Nine Months Ended September 30,
	2009	2010	2011	2012	2013	2014
Loss before income taxes	$(1,878)	$(2,984)	$(9,737)	$(8,181)	$(16,041)	$(7,678)
Add fixed charges:
Interest expense	-	4	959	232	588	438
Amortization of costs related to indebtedness	-	3	-	56	56	52
Estimated interest factor in rent (1)	247	254	295	325	345	243
Earnings (loss)	$(1,631)	$(2,723)	$(8,483)	$(7,568)	$(15,052)	$(6,945)
Fixed charges and preference dividends:
Interest expense	-	4	959	232	588	438
Amortization of costs related to indebtedness	-	3	-	56	56	52
Estimated interest factor in rent (1)	247	254	295	325	345	243
Total fixed charges	247	261	1,254	613	989	733
Add:
Preferred stock dividends	-	-	1,010	660	726	839
Combined fixed charges and preferred stock dividends	$247	$261	$2,264	$1,273	$1,715	$1,572
Ratio of earnings(loss) to fixed charges	-	-	-	-	-	-
Ratio of earnings(loss) to combined fixed charges and preferred stock dividends	-	-	-	-	-	-
Deficiency of earnings available to cover fixed charges	$1,878	$2,984	$9,737	$8,181	$16,041	$7,678
Deficiency of earnings available to cover combined fixed charges and preference dividends	$1,878	$2,984	$10,747	$8,841	$16,767	$8,517